March 16, 2017

VIA EDGAR AND COURIER

Susan Block

Attorney-Advisor

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Ref.:	Azul S.A.
Registration Statement on Form F-1
Filed February 6, 2017
File No. 333-215908

Dear Ms. Block:

By letter dated February 22, 2017, the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided certain comments to the Draft Registration Statement on Form F-1 filed on February 6, 2017 (the “Registration Statement”) by Azul S.A. (the “Company” or “Azul”). We are writing to respond on behalf of the Company. We have also revised the Registration Statement to address the comments of the staff of the Brazilian Securities Commission (Commissão de Valores Mobiliarios) provided to the Company by letter dated March 8, 2017 and to incorporate ordinary course updates and other information consistent with market practices to the comments of the Staff and indicate changes that have been made in the Registration Statement as a result of those comments. All page numbers below refer to the revised registration statement that is being filed today (the “Revised Registration Statement”). We have included three copies of the marked version of the Revised Registration Statement with this letter, as well as one unmarked copy thereof.

For your convenience, we have reproduced below in italics the Staff’s comments, followed in each case by the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Revised Registration Statement.

General

1.	We note your added disclosure of the Equipment Financing Loan between Azul Linhas and Banco do Brasil on page 109 and that you describe it as a “material debt financing instrument” that contains covenants. It does not appear to be included in the exhibits to your registration statement. Please advise us why you have not filed it as an exhibit to your registration statement or file it with the next amendment.

Response to Staff Comment #1:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Equipment Financing Loan between Azul Linhas and Banco do Brasil on page 93 of the Revised Registration Statement does not need to be filed pursuant to Item 601(b)(10) of Regulation S-K because it (i) is not a material contract to the Company, (ii) is immaterial in amount and significance and (iii) was made in the ordinary course of business.

The Company has determined that this agreement is not material because the Company’s business is not dependent on it and it is immaterial in amount and significance. This Equipment Financing Loan relates to the financing of one Embraer E195 aircraft and is for a principal amount of R$119.9 million. As of December 31, 2016, the Company had a contractual fleet of 139 aircraft (including an operating fleet of 123 aircraft) (the “Fleet”). Since this Equipment Financing Loan only relates to one aircraft, it relates to an insignificant percentage of the Fleet. Furthermore, when compared to the total value of the Fleet, the principal amount of this Equipment Financing Loan is also insignificant. The significant majority of the Company’s business and revenues are derived from the remaining 138 aircraft in the Fleet and are not dependent on the one aircraft financed under this Equipment Financing Loan. Furthermore, this agreement was also entered into in the ordinary course of business because financing aircraft is a common practice in the airline industry as part of growth strategies. The relevant terms of this agreement are also described in the Revised Registration Statement.

Capitalization, page 52

2.	Please revise to remove the captions relating to cash and short term investments from your presentation of capitalization pursuant to Item 3.B of Form 20-F.

Response to Staff Comment #2:

The Company acknowledges the Staff’s comment and has revised the capitalization table on page 52 of the Revised Registration Statement to remove the captions relating to “cash and cash equivalents” and “short-term investments”.

Consolidated statement of financial position, page F-5

3.	We note your long-term investments of R$753 million at December 31, 2016, and the R$361 million investing cash outflow for the acquisition of long-term investments from related party in 2016. We also note from your disclosure in note 1 that you used a portion of proceeds from a loan from Hainan Airlines to invest in convertible bonds of TAP. Please clarify for us what the R$753 million in long-term investments consists of and how such investment(s) were funded.

Response to Staff Comment #3:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the amount of R$753 million in long-term investments consists of R$752 million related to the investment in TAP bonds, which was funded with a portion of the proceeds from the loan from Hainan Airlines Co., Ltd. and R$1 million in other long-term investments.

The R$752 million related to the investment in TAP bonds represents the fair value of the TAP bonds as of December 31, 2016, which includes the fair value of the option to convert the TAP bonds into TAP shares. As mentioned in Note 1 b) (iii), the TAP bonds and the option were classified as a single financial asset recorded at fair value through profit or loss.

In addition, as described in the revised Note 21 of the audited financial statements on page F-71 of the Revised Registration Statement, changes in the fair value of the TAP bonds were as follows:

	For the year ended December 31, 2016 (in thousands of Brazilian reais)
Balance at the beginning of the year	R$	—
Acquisition cost (€90,000)		360,769
Foreign currency exchange loss		(51,313)
Interest accrual		15,570
Fair value adjustment		(41,264)
Fair value of call option		468,333

Balance at the end of the year	R$	752,095

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We thank you for your attention to this submission. We hope the foregoing answers are responsive to your comments. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7527.

Very truly yours,
/s/ Stuart K. Fleishmann
Stuart K. Fleischmann

cc:	John Rodgerson – Chief Financial Officer, Azul S.A.
Joanna Portella – General Counsel, Azul S.A.
Julio Braga Pinto – Ernst & Young Auditores Independentes S.S.
Mark Foreman – Ernst & Young LLP
J. Mathias von Bernuth – Skadden Arps, Slate, Meagher & Flom LLP
Filipe B. Areno – Skadden Arps, Slate, Meagher & Flom LLP